Exhibit 99.1

NEWS RELEASE

Attention: Financial Editors	Stock Symbols: PGF-TSX
PGH-NYSE

PENGROWTH REPORTS SOLID SECOND QUARTER PRODUCTION AND SIGNIFICANT
PROGRESS ON THERMAL STRATEGY

(Calgary, August 1, 2013) - Pengrowth Energy Corporation today announced financial and operating results for the second quarter of 2013.

“We have been highlighting Pengrowth’s differentiated strategy of moving to a sustainable, lower decline production mix, bolstered by thermal bitumen production,” said Derek Evans, Pengrowth’s President and CEO. “During and subsequent to the second quarter of 2013, we have demonstrated our ability to execute that strategy by delivering on what we committed to. We achieved solid operational results, realized significant value from our disposition program in a competitive market, generated meaningful Lindbergh reserve increases as a result of strong pilot performance and received regulatory approval for the first (12,500 bbl/d) phase of Lindbergh development, which is now fully funded.”

Highlights:

•
Average daily production for the second quarter was 87,909 barrels of oil equivalent per day (boe/d), which exceeded expectations due to successful drilling at Lochend/ Garrington, higher than expected Lindbergh production and strong performance from Pengrowth’s conventional assets.

•
Funds Flow from Operations for the quarter equaled $146 million ($0.28 per share). Higher Alberta power prices in the quarter resulted in an increase of $11 million ($0.02 per share) to operating costs compared to the first quarter, while one time prior period royalty adjustments totaling $3 million ($0.01 per share) also reduced funds flow.

•
Lindbergh pilot performance continues to show strong results, with volumes from the two well pairs averaging approximately 2,000 barrels per day (bbl/d) of bitumen during the quarter, with flush rates reaching 2,500 bbl/d following the April turnaround. Production is expected to stabilize around 2,000 bbl/d at an Instantaneous Steam Oil Ratio (ISOR) of 1.7x.

•
Pengrowth obtained Environmental Protection and Enhancement Act (EPEA) approval for the 12,500 bbl/d first commercial phase of the Lindbergh project on July 15, 2013. Pengrowth expects construction of the first commercial phase to commence during the third quarter of 2013, with first steam in the fourth quarter of 2014.

•
GLJ Petroleum Consultants Ltd. (GLJ) completed a full evaluation and provided an update of reserves and resources at Lindbergh, which resulted in an increase in proved reserves of 69.2 million barrels (MMbbls) to 82.0 MMbbls and an increase in proved plus probable (2P) reserves of 48.1 MMbbls to 142.9 MMbbls compared to estimates at December 31, 2012. This change in 2P reserves represents a 51 percent increase for Lindbergh and 9.4 percent of Pengrowth’s total corporate 2P reserves reported at December 31, 2012.

•
Subsequent to the end of the quarter, Pengrowth entered into an agreement to sell its interests in its non-core SE Saskatchewan properties for $510 million. Closing of the sale is subject to a vote by shareholders of the acquiring company and other standard conditions and is expected to occur in mid-September.

•
Pengrowth achieved the sale, or entered into letters of intent for the sale, of an additional $203 million worth of non-core assets. Upon closing, these sales will complete Pengrowth’s $700 million planned 2013 disposition goal, post the $316 million sale of the Weyburn asset announced in December 2012 and which closed in March of 2013. Combined with the Weyburn disposition, total 2013 realized disposition proceeds are expected to be approximately $1.0 billion.

•	Following closing of these planned dispositions, Pengrowth expects to have $575 million of cash on hand at September 30, 2013.

•
Pengrowth remains committed to a dividend of 4 cents per share per month and expects being able to fund the capital requirements of its conventional drilling program, as well as the first phase (12,500 bbl/d) of Lindbergh through 2014, without taking on additional debt.

•
Also, subsequent to the end of the quarter, Pengrowth completed the renewal of its $1.0 billion bank facility for a four year term. The facility now has a maturity date of July 26, 2017 with all other material terms and conditions remaining unchanged.

•	Second quarter 2013 Adjusted Net Loss of $37.2 million, compared to an Adjusted Net Loss of $1.1 million in the first quarter, primarily due to losses associated with dispositions.

Summary of Financial & Operating Results

(monetary amounts in millions, except per share and per boe	Three months ended			Six months ended
amounts or as otherwise stated)	June 30, 2013	June 30, 2012	% Change	June 30, 2013	June 30, 2012	% Change
PRODUCTION
Average daily production (boe/d)	87,909	78,870	11	88,801	77,243	15
FINANCIAL
Funds flow from operations	$146.0	$94.4	55	$293.5	$208.0	41
Funds flow from operations per share	$0.28	$0.23	22	$0.57	$0.54	6

Oil and gas sales (1)	$405.4	$328.4	23	$796.2	$656.8	21
Oil and gas sales per boe	$50.67	$45.75	11	$49.54	$46.72	6

Operating expense (2)	$129.8	$104.7	24	$247.7	$194.9	27
Operating expense per boe	$16.22	$14.59	11	$15.41	$13.86	11

Royalty expense	$72.8	$62.6	16	$139.7	$140.5	(1)
Royalty expense per boe	$9.09	$8.72	4	$8.69	$9.99	(13)
Royalty expense as a percent of sales	17.9%	19.1%		17.6%	21.4%

Operating netback per boe (2)	$24.45	$21.49	14	$24.62	$21.97	12

Cash G&A expense (2)	$22.2	$21.4	4	$46.1	$43.2	7
Cash G&A expense per boe	$2.77	$2.98	(7)	$2.87	$3.07	(7)

Capital expenditures	$113.9	$109.2	4	$279.9	$262.9	6
Capital expenditures per share	$0.22	$0.27	(19)	$0.54	$0.68	(21)

Net cash acquisitions (dispositions)	$(9.3)	$15.1	-	$(325.1)	$40.1	-
Net cash acquisitions (dispositions) per share	$(0.02)	$0.04	-	$(0.63)	$0.10	-

Dividends paid	$61.9	$76.8	(19)	$123.4	$152.7	(19)
Dividends paid per share	$0.12	$0.21	(43)	$0.24	$0.42	(43)

Number of shares outstanding at period end (000's)	517,679	500,447	3	517,679	500,447	3
Weighted average number of shares outstanding (000's)	516,506	411,408	26	514,832	386,687	33
STATEMENT OF INCOME (LOSS)
Adjusted net loss	$(37.2)	$(89.6)	-	$(38.3)	$(95.0)	-
Net income (loss)	$(53.5)	$36.8	-	$(118.5)	$37.5	-
Net income (loss) per share	$(0.10)	$0.09	-	$(0.23)	$0.10	-
DEBT (3)
Long term debt	$1,387.7	$1,483.7	(6)	$1,387.7	$1,483.7	(6)
Convertible debentures	$236.5	$297.5	(21)	$236.5	$297.5	(21)
Total debt excluding working capital	$1,624.2	$1,781.2	(9)	$1,624.2	$1,781.2	(9)
CONTRIBUTION BASED ON OPERATING NETBACKS (2)
Light oil	66%	72%		66%	67%
Heavy oil	15%	14%		12%	15%
Natural gas liquids	9%	14%		11%	18%
Natural gas	10%	-		11%	-

(1) Includes the impact of realized commodity risk management contracts.
(2) Prior periods restated to conform to presentation in the current period.
(3) Debt includes the current and long term portions.

Production

Second quarter 2013 average daily production of 87,909 boe/d decreased two percent compared to the first quarter of 2013 production of 89,702 boe/d. The majority of this decline was due to the absence of production volumes associated with the Weyburn disposition and reduced volumes due to planned maintenance activities.

Average daily production for the second quarter of 2013 increased 11 percent compared to the same period last year, primarily due to additional volumes from the NAL Energy Corporation (NAL) acquisition, new production from the drilling program at Lochend/Garrington, as well as the inclusion of production from the Lindbergh thermal pilot, offset by lost volumes due to the Weyburn disposition.

Flooding in southern Alberta in late June had very little impact on second quarter production, as most of the Company’s production facilities are not in the flood-affected areas.

Oil and Gas Sales

Oil and gas sales for the second quarter of 2013 were $405 million, a four percent increase from the first quarter 2013 sales of $391 million. Higher realized commodity prices for light and heavy oil and natural gas, partially offset by lower realized prices for natural gas liquids and lower production volumes, were the primary reasons for the increase in sales.

Oil and gas sales in the second quarter of 2013 were 23 percent higher than sales of $328 million experienced in the second quarter of 2012. Increased production volumes associated with the NAL acquisition, coupled with higher realized prices for oil and natural gas were the main drivers of higher year-over-year sales.

Funds Flow from Operations

Second quarter 2013 Funds Flow from Operations was $146 million ($0.28 per share), a one percent decrease compared to first quarter 2013 funds flow of $148 million ($0.29 per share). The decrease was primarily due to lower sales volumes, higher operating and royalty expenses and realized losses on commodity risk management activities, offset by higher realized commodity prices.

Compared to the second quarter 2012 funds flow of $94 million ($0.23 per share), second quarter 2013 funds flow was up by 55 percent. This increase in funds flow resulted primarily from higher production volumes from the NAL acquisition, higher realized commodity prices, offset by higher operating expenses and realized losses on commodity risk management activities.

Adjusted Net Income and Loss

Pengrowth recorded an Adjusted Net Loss of $37.2 million in the second quarter of 2013, compared to an Adjusted Net Loss of $1.1 million in the first quarter, primarily due to losses associated with dispositions.

Pengrowth recorded a $52.4 million improvement in the second quarter 2013 Adjusted Net Loss compared to the second quarter 2012 Adjusted Net Loss of $89.6 million, primarily due to the absence of impairment charges and an increase in Funds Flow from Operations, partly offset by disposition losses and an increase in the depletion, depreciation and amortization expense.

Operating Expenses

Second quarter 2013 operating expenses were $130 million, an increase of $11.9 million or 10 percent compared to the prior quarter, mainly due to a significant increase in electrical power costs. Second quarter Alberta power prices were the highest quarterly prices in over 10 years as a result of several coal-fired power plants being offline. Total power costs in the second quarter represented 27 percent of total operating costs. Scheduled maintenance costs for the Sable Offshore Energy Project (SOEP), Quirk Creek and other minor properties were mostly offset by reduced subsurface activity in the quarter.

On a per boe basis, operating costs of $16.22/boe increased $1.62/boe compared to the prior quarter as a result of the significantly increased power costs, the production impact of maintenance outages at SOEP and Quirk Creek and the sale of the Weyburn property, which was a lower operating cost property.

Compared to the second quarter of 2012, when operating expenses were $105 million ($14.59 per boe), second quarter 2013 expenses increased 24 percent (11 percent on a boe basis), primarily due to additional volumes and operating expenses associated with the acquired NAL properties, coupled with higher power costs and inclusion of the Lindbergh operating expenses, which as a pilot project, are higher.

Development Capital

Capital expenditures in the second quarter of 2013 were $113.9 million, with $75.2 million spent on conventional activities and $38.7 million directed to development activities at Lindbergh. Capital expenditures in the quarter followed Pengrowth’s strategy of selecting and executing on projects that maximize cash flow and provide the highest rates of return, while continuing to invest in the first commercial phase of the Lindbergh thermal project. Approximately 85 percent of the capital expenditures in the quarter were invested in drilling, completions and facilities, with Pengrowth participating in the drilling of 20 (12.7 net) wells.

Operations

Conventional

Pengrowth’s conventional oil and gas assets include many large, contiguous properties. The Greater Olds/Garrington area comprises over 500 gross sections of Cardium rights, with extensive infrastructure and significant operatorship. The Swan Hills trend is a significant conventional oil resource, providing long-term, low decline production and strong funds flow for the Company. Strong cash flow from these assets is integral to funding Pengrowth’s sustainable growth model into the future.

In the second quarter, Pengrowth continued to achieve strong drilling and completion results, with 11 (6.1 net) wells being drilled in the Cardium formation with 100 percent success. Based on initial test data and early production results, the Cardium wells appear to be meeting or exceeding type curve expectations. In addition, the Lochend battery expansion was completed and the increased capacity was online in May, allowing additional Cardium wells to be tied into the facility.

The remainder of the conventional operated and non-operated development program in the quarter was focused on oil opportunities, as Pengrowth drilled nine (6.6 net) wells in Jenner, South East Saskatchewan and other areas.

Lindbergh

Pengrowth’s 100 percent owned and operated Lindbergh thermal project is located in the Cold Lake area of Alberta and encompasses 42.5 sections of land. Cost advantages of this region, bitumen oil quality and flow characteristics, result in higher netbacks than are typical in other thermal projects.  Based on positive pilot results during 2012, the 12,500 bbl/d first commercial phase of Lindbergh was sanctioned by Pengrowth’s Board of Directors in January 2013 and subsequent EPEA approval was granted in July 2013. With the recently announced asset dispositions, the first commercial phase of Lindbergh is notionally fully funded.

In the second quarter, $38.7 million was spent on procurement and engineering costs. Pengrowth has ordered all major equipment and over 60 percent of the minor equipment required for the first commercial phase of Lindbergh. Process design is 90 percent complete and mechanical design is 40 percent complete. Vendor packages have been ordered and skid fabrication has commenced. Engineering and procurement work is on track and Pengrowth plans to commence civil construction activities in August. Mechanical construction of the central processing facility and drilling of 23 additional well pairs to supplement the two well pairs currently producing at the Lindbergh pilot will commence in September 2013. The $590 million project is on time and on budget with first steam expected in the fourth quarter of 2014.

Operations at the pilot project continued to show strong results during the quarter with combined field production from the two well pairs averaging approximately 2,000 bbl/d of bitumen, with flush rates reaching 2,500 bbl/d in May, following the April turnaround. The average ISOR for the quarter was 1.5x. Since steaming commenced in February 2012, cumulative production from the two well pairs is approximately 640,000 bbls of bitumen to June 30, 2013, at a Cumulative Steam Oil Ratio of 2.0x.

Lindbergh is expected to provide Pengrowth with the potential to develop production of up to 50,000 bbl/d of bitumen over three phases. This is expected to be low cost, low decline, stable production.

Financial Flexibility

Pengrowth remains committed to ensuring its financial health and flexibility as it makes its transition to becoming a long term sustainable, dividend paying energy producer. The Company has taken several measures intended to safeguard its dividend, maintain its financial and balance sheet strength and provide additional flexibility to ensure that it has the financial means and discipline to develop the Lindbergh thermal bitumen project. These measures include:

•	Selling non-core properties

•	Expanding commodity hedging

•	Managing interest costs through term debt markets

Subsequent to the end of the quarter, Pengrowth announced that it had entered into agreements for the sale of assets, which upon closing, will result in the completion of its $700 million non-core asset disposition program previously announced on January 11, 2013. The net proceeds from the disposition program will be used to fund ongoing capital expenditures, including fully funding the remaining budgeted capital expenditures associated with the 12,500 bbl/d first commercial phase of the Lindbergh thermal project, which received regulatory approval on July 15, 2013.

Following closing of the announced dispositions, Pengrowth expects to have $575 million of cash on hand at September 30, 2013.

The expected proceeds from these non-core asset dispositions, in addition to the $316 million proceeds received from the previously announced Weyburn non-core asset divestiture in March of this year, will bring the total 2013 non-core disposition proceeds to approximately $1.0 billion.

Pengrowth has expanded its hedging activities to mitigate commodity price risk and provide a measure of stability and predictability to cash flows. Pengrowth has 65 percent of its expected 2013 oil production hedged at Cdn$93.92 per barrel and 65 percent of 2014 expected production hedged at Cdn$94.51 per barrel. Natural gas hedges account for 64 percent of expected 2013 gas production at Cdn$3.33 per Mcf and 43 percent of 2014 expected production hedged at Cdn$3.84 per Mcf.

Additional details of Pengrowth’s risk management contracts in place for 2013, 2014 and 2015 are outlined in the Management’s Discussion and Analysis and accompanying Notes to the June 30, 2013 unaudited Financial Statements.

Pengrowth’s total long-term debt was approximately $1.6 billion as at June 30, 2013, comprising $1.4 billion of fixed rate term notes and $237 million of convertible debentures. At June 30, 2013, Pengrowth was undrawn on its bank facility.

Subsequent to the end of the quarter, Pengrowth completed the renewal of its $1.0 billion bank facility for a four year term. The facility now has a maturity date of July 26, 2017 with all other material terms and conditions remaining unchanged. Pengrowth has the ability to expand this facility as needed, up to a total of $1.25 billion.

Outlook

The second quarter marked another solid quarter of financial and operating performance for Pengrowth. The regulatory approval of the first 12,500 bbl/d commercial phase of Lindbergh, coupled with the successful completion of the disposition program, have allowed Pengrowth to make significant progress on its long term goal of becoming a sustainable, dividend paying energy producer.

The pilot performance at Lindbergh continues to exceed expectations, with production expected to stabilize around 2,000 bbl/d at an ISOR of 1.7x. With regulatory approval in hand, construction and development work on the first commercial phase is scheduled to commence in September of 2013. The $590 million first commercial phase remains on time and on budget, with first steam expected in the fourth quarter of 2014.

With the successful completion of the planned disposition program for 2013 and taking into consideration the timing of the dispositions, Pengrowth now estimates full year 2013 average production to be in the range of 82,000 to 84,000 boe/d and fourth quarter average production to be in the range of 75,000 to 77,000 boe/d. The updated guidance estimates for 2013, as previously released, are provided below:

2013 Updated Guidance Summary

	Original Guidance	Updated Guidance(5)
Average daily production volume (boe/d)	85,000 to 87,000	82,000 to 84,000
Total capital expenditures ($millions)¹	770	770
EBITDA ($millions)2,3	680	650
Net operating costs ($ per boe)	14.00 to 14.50	14.75
G & A expense (cash and non-cash) ($ per boe)4	3.30	3.50

1.	Includes $300 million at Lindbergh.
2.	Earnings Before Interest, Taxes, Depletion, Depreciation, Accretion and Amortization.
3.	Assumes WTI USD$90/bbl, 9% discount for light oil, 23% discount for heavy oil and AECO Cdn$3.50/Mcf.
4.	Includes $0.47/boe of non-cash G&A.
5.	Assumes all intended dispositions close when expected.

Pengrowth’s unaudited Financial Statements for the three and six months ended June 30, 2013 and related Management’s Discussion and Analysis can be viewed on Pengrowth’s website at www.pengrowth.com. They have been filed on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.shtml.

Conference call:

Pengrowth will host a conference call beginning at 3:30 PM Mountain Time on Thursday, August 1, 2013. To participate, callers may dial in via telephone or participate online via the webcast. To ensure timely participation in the teleconference, callers are encouraged to dial in 10 minutes prior to commencement of the call to register.

Dial-in numbers: (866) 225-0198 or Toronto local (416) 340-8061

Live audio webcast: http://www.gowebcasting.com/4481

About Pengrowth:

Pengrowth Energy Corporation is a dividend-paying, intermediate Canadian producer of oil and natural gas, headquartered in Calgary, Alberta. Pengrowth’s assets include the Swan Hills light oil, Cardium light oil and Lindbergh thermal bitumen projects. Pengrowth’s shares trade on both the Toronto Stock Exchange under the symbol “PGF” and on the New York Stock Exchange under the symbol “PGH”.

PENGROWTH ENERGY CORPORATION

Derek Evans
President and Chief Executive Officer

For further information about Pengrowth, please visit our website www.pengrowth.com or contact: Investor Relations, E-mail: investorrelations@pengrowth.com

Telephone: (403) 233-0224 Toll Free: 855-336-8814

Advisory:

All amounts are stated in Canadian dollars unless otherwise specified.

Advisory Regarding Reserves, Resources and Production Information

All amounts are stated in Canadian dollars unless otherwise specified. All reserves, resources, reserve life index, and production information herein is based upon Pengrowth’s company interest working interest share of reserves or production plus Pengrowth’s royalty interest, being Pengrowth’s interest in production and payment that is based on the gross production at the wellhead, before royalties and using GLJ’s July 1, 2013 forecast prices and costs in respect of the July 15, 2013 Lindbergh reserve and resource update and using GLJ’s January 1, 2013 forecast prices and costs in respect of the December 31, 2012 reserve and resource estimates. Numbers presented may not add due to rounding.

Caution Regarding Engineering Terms:

When used herein, the term "boe" means barrels of oil equivalent on the basis of one boe being equal to one barrel of oil or NGLs or 6,000 cubic feet of natural gas (6 Mcf: 1 bbl). Barrels of oil equivalent may be misleading, particularly if used in isolation. A conversion ratio of six Mcf of natural gas to one boe is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. All production figures stated are based on Company Interest before the deduction of royalties.

Initial production results and steam oil ratio

This press release references pilot production results and steam oil ratios for the Lindbergh pilot project. These results are not necessarily reflective of long term production results, production profiles, steam oil ratios or ultimate performance of these wells or the Lindbergh project.

Caution Regarding Forward Looking Information:

This press release contains forward-looking statements within the meaning of securities laws, including the "safe harbour" provisions of the Canadian securities legislation and the United States Private Securities Litigation Reform Act of 1995. Forward-looking information is often, but not always, identified by the use of words such as "anticipate", "believe", "expect", "plan", "intend", "forecast", "target", "project", "guidance", "may", "will", "should", "could", "estimate", "predict" or similar words suggesting future outcomes or language suggesting an outlook. Forward-looking statements in this press release include, but are not limited to, statements with respect to Pengrowth's strategy; plans and objectives; maintaining dividend levels; future dividends; 2013 capital expenditures; the allocation thereof and the source of funding; anticipated Lindbergh pilot production and ISOR rates; overall Lindbergh project production potential; the sources of funding for the first commercial phase of the Lindbergh project and the timing associated; the timing and plans relating to the second and third phases of Lindbergh; potential asset sales, the closing of and proceeds from the sales and the use of such proceeds; anticipated cash in hand at September 30, 2013; financing plans; future production, debt levels, operating expenses, G&A and EBITDA. Statements relating to “reserves” and “resources” are deemed to be forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions that the reserves and resources described exist in the quantities predicted or estimated and can profitably be produced in the future.

Forward-looking statements and information are based on current beliefs as well as assumptions made by and information currently available to Pengrowth concerning anticipated financial performance, business prospects, strategies and regulatory developments. Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks that predictions, forecasts, projections and other forward-looking statements will not be achieved. We caution readers not to place undue reliance on these statements as a number of important factors could cause the actual results to differ materially from the beliefs, plans, objectives, expectations and anticipations, estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to: changes in general economic, market and business conditions; the volatility of oil and gas prices; fluctuations in production and development costs and capital expenditures; the imprecision of reserve estimates and estimates of recoverable quantities of oil, natural gas and liquids; Pengrowth's ability to replace and expand oil and gas reserves; geological, technical, drilling and processing problems and other difficulties in producing reserves; environmental claims and liabilities; incorrect assessments of value when making acquisitions; increases in debt service charges; the loss of key personnel; the marketability of production; defaults by third party operators; unforeseen title defects; fluctuations in foreign currency and exchange rates; fluctuations in interest rates; inadequate insurance coverage; compliance with environmental laws and regulations; inability to receive regulatory and other third party approvals; actions by governmental or regulatory agencies, including changes in tax laws; Pengrowth's ability to access external sources of debt and equity capital; the impact of foreign and domestic government programs and the occurrence of unexpected events involved in the operation and development of oil and gas properties. Although the Corporation currently intends to maintain its monthly dividend, dividends can and may fluctuate in the future. Actual future cash dividends, if any, will be subject to the discretion of our Board of Directors and may vary depending on a variety of factors and conditions existing from time to time, including fluctuations in commodity prices, production levels, capital expenditure requirements, debt service requirements, operating costs, royalty burdens, foreign exchange rates and the satisfaction of the liquidity and solvency tests imposed by the ABCA for the declaration and payment of dividends.

Further information regarding these factors may be found under the heading "Business Risks" in our most recent management's discussion and analysis and under "Risk Factors" in our Annual Information Form dated February 28, 2013.

The foregoing list of factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Furthermore, the forward-looking statements contained in this press release are made as of the date of this press release, and Pengrowth does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable laws.

The forward-looking statements contained in this press release are expressly qualified by this cautionary statement.

Additional Information – Supplemental and Additional Non-IFRS Measures

In addition to providing measures prepared in accordance with International Financial Reporting Standards (IFRS), Pengrowth presents supplemental and additional non-IFRS measures, Adjusted Net Loss, operating netbacks and Funds Flow from Operations. These measures do not have any standardized meaning prescribed by IFRS and therefore are unlikely to be comparable to similar measures presented by other companies. These supplemental non-IFRS measures are provided to assist readers in determining Pengrowth’s ability to generate cash from operations. Pengrowth believes these measures are useful in assessing operating performance and liquidity of Pengrowth’s ongoing business on an overall basis.

These measures should be considered in addition to, and not as a substitute for, net income (loss), cash provided by operations and other measures of financial performance and liquidity reported in accordance with IFRS. Further information with respect to these additional and non-IFRS measures can be found in Pengrowth’s most recent management’s discussion and analysis.

Note to US Readers

Current SEC reporting requirements permit oil and gas companies, in their filings with the SEC, to disclose probable and possible reserves, in addition to the required disclosure of proved reserves. Under current SEC requirements, net quantities of reserves are required to be disclosed, which requires disclosure on an after royalties basis and does not include reserves relating to the interests of others. Because we are permitted to prepare our reserves information in accordance with Canadian disclosure requirements, we have included contingent resources, disclosed reserves before the deduction of royalties and interests of others and determined and disclosed our reserves and the estimated future net cash therefrom using forecast prices and costs.  See "Presentation of our Reserve Information" in our most recent Annual Information Form or Form 40-F for more information.

We report our production and reserve quantities in accordance with Canadian practices and specifically in accordance with NI 51-101.  These practices are different from the practices used to report production and to estimate reserves in reports and other materials filed with the SEC by companies in the United States.

We incorporate additional information with respect to production and reserves which is either not generally included or prohibited under rules of the SEC and practices in the United States.  We follow the Canadian practice of reporting gross production and reserve volumes; however, we also follow the United States practice of separately reporting these volumes on a net basis (after the deduction of royalties and similar payments).  We also follow the Canadian practice of using forecast prices and costs when we estimate our reserves.  The SEC permits, but does not require, the disclosure of reserves based on forecast prices and costs.